Exhibit 2.1

SHARE PURCHASE AGREEMENT

BETWEEN

AVANEX CORPORATION

AND

GLOBAL RESEARCH COMPANY

AND

Mr. DIDIER SAUVAGE

28 February 2007

BETWEEN

AVANEX CORPORATION, 40919 Encyclopedia Circle, Fremont CA 9438, USA, represented by its legal representative, duly empowered for the purposes hereof,

(“Avanex Corp” or the “Seller”)

AND

Mr. Didier Sauvage, residing at 35 rue Fernand Carrière 91700 Sainte-Geneviève des Bois, France, born on 10 october 1956 in Lens (62),

GLOBAL RESEARCH COMPANY, a société à responsabilité limitée with a share capital of EUR 1,248,690, having its registered offices at 66 avenue de New York 75116 Paris, France, registered under number 414 434 068 RCS Paris, represented by Alexandre Krivine, its manager,

(together, the “Purchaser”)

Each of the Seller and the Purchaser a “Party” and, together, the “Parties”

WHEREAS:

(A)	Seller owns 7.499.995 of the 7.500.000 shares of the share capital of Avanex France, a société anonyme incorporated under the laws of France with a share capital of EUR 15.000.000, having its registered office Route de Villejust Lieudit Villarceaux 91620 Nozay, France, registered with number 392 305 652 RCS Evry (“Avanex France” or the “Company”).

(B)	The Seller intends to transfer to the Purchaser a certain number of shares representing 90% of the share capital and voting rights of the Company (the “Shares”).

(C)	Avanex France is currently carrying out its business in the following areas:

-	the PLX Submarine, PLX Terrestrial, FBG Submarine, FBG Terrestrial, LDM and FES business, hereafter referred to as the “Business”;

-	Optical interfaces (OIF) business and optical fiber amplifiers and raman amplifiers (OAX) business, hereafter referred to as the “Other Businesses”.

Avanex France holds 26% of the Share Capital in Photline Technologies, a société anonyme incorporated under the laws of France, having its registered office at Rue Auguste Jouchoux, 25000 Besançon, registered with number 432 674 117 RCS Besançon.

(D)	The Purchaser has declared an interest in purchasing the Shares from the Seller, provided that (i) prior to Completion the Other Businesses would be transferred to the Seller or an affiliate of the Seller, and (ii) the Seller would participate in the restructuring costs of the Company in order to ensure the continuity of the Business in the future.

(E)	The works council of the Company has been informed and consulted in relation to the sale and purchase of the Shares and has rendered its opinion as attached in Exhibit 3.

(F)	Prior to the date hereof, the Purchaser has received irrevocable financing commitments of at least twelve (12) million Euros (the “Financing”).

(G)	Following negotiations, the Seller and the Purchaser have reached this Agreement on the terms set out herein.

These recitals forming an integral and essential part of this Agreement, the Parties agree as follows:

1. DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, herein:

“Accounting Methods and Principles” means the accounting methods and principles used by the Company for the preparation of its accounts and which appear in the Annual Accounts and which are generally accepted in France;

“Agreement” means this agreement and the schedules hereto;

“Annual Accounts” means the annual accounts of the Company relating to its financial year starting on 1 July 2005 and ending on 30 June 2006;

“Assets” means the equipment, tools and tangible personal assets;

“Authorisations” means all authorisations, licences, permits, certificates, approvals or other documents delivered to the Company, by an administrative authority or any other authority or by a professional entity necessary for the Company to currently carry out its Business;

“Avanex Companies” means Avanex Corp or any other company affiliated to Avanex Corp;

“Avanex Corp Competitors” the entities listed in Exhibit 1, their affiliates and the respective successors and assigns of such entities and their affiliates; provided that in the event of a sale, assignment or transfer to a third party, pursuant to a merger, acquisition or otherwise, of all or any portion of a business or product line of an entity listed in Exhibit 1 or any of its affiliates that is in the same field as or competes with any business, product or product line of Avanex or its affiliates, such third party shall also be deemed to be an Avanex Corp Competitor. For the avoidance of doubt, such third party shall be deemed an Avanex Corp Competitor only if at least one business, product or product line of such third party or its affiliates (including without limitation any such sold, assigned or transferred business or product line, or portion thereof, of an entity listed in Exhibit 1 or any of its affiliates) is in the same field as or competes with any business, product or product line of Avanex or its affiliates.

“Beneficiary” has the meaning set forth in clause 3.18;

“Business” has the meaning set forth in the preamble;

“Borrowings” has the meaning set forth in clause 3.6;

“Cash Statement” means the statement of cash, setting out the Cash Position of the Company as at the Completion Date;

“Cash Position” has the meaning set forth in Exhibit 2;

“Completion” means the deliveries by the Seller to the Purchaser and the deliveries by the Purchaser to the Seller;

“Completion Date” means the date indicated in subclause 4.1;

“Control” means control within the meaning of clause L.233-3 I of the French Code of Commerce;

“Damages” has the meaning set forth in subclause 3.18;

“Disclosure” has the meaning set forth in subclause 3.17;

“Encumbrances” means any encumbrance including without limitation any floating charge, mortgage, pledge, charge, lien or assignment by way of security, option or right of pre-emption, entitlement to beneficial ownership (including usufruct and similar entitlements), and any other interest or right held by a third party.

“Employees” has the meaning set forth in subclause 3.10;

“Financing” has the meaning set forth in the preamble;

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith: (i) patents, (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and all documentation relating to any of the foregoing (“Know-How”), (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Copyrights”), (iv) all industrial designs and any registrations and applications therefor throughout the world, (v) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”), (vi) all databases and data collections and all rights therein throughout the world, (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, (viii) any similar or equivalent rights to any of the foregoing anywhere in the world, and (ix) all priority rights in the foregoing, throughout the world.

“Intermediary Accounts” means the accounts of the Company as at 31 December 2006;

“Lease” has the meaning set forth in subclause 3.15;

“OIF Services Agreement” has the meaning set forth in sub-clause 4.2.5;

“Price” means the price set forth in clause 2.2 to be paid in full at the Completion Date by the Purchaser to the Seller as consideration for the Shares, in accordance with the terms and conditions of clause 2;

“Seller’s Knowledge” means the actual best knowledge of the Seller on the date of this Agreement;

“Shares” means a certain number of shares of the Company which shall correspond to 90% of the share capital and voting rights of the Company on Completion Date, to be transferred to the Purchaser pursuant to this Agreement;

“Shareholders’ Agreement” has the meaning set forth in the last paragraph of subclause 4.2.5;

“Subsidiary” shall mean, when used with respect to any Party, any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Party or by any one or more of its Subsidiaries, or by such Party and one or more of its Subsidiaries, provided that (i) Avanex France shall not be considered a Subsidiary of Avanex, and (ii) a corporation or organization shall only be considered a Subsidiary for so long as the requisite ownership interest as set forth above exists.

“Target Cash Position” has the meaning set forth in subclause 4.2.3 (c);

“Taxation” means all forms of taxation, duties, levies, imposts and charges, including, without limitation, corporate income tax, wage withholding tax, value added tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, (municipal) real estate taxes, real estate transfer tax, other municipal taxes and duties, environmental taxes and duties and any other type of taxes or duties in any relevant jurisdiction, but excluding national security contributions and employee social security contributions; together with any interest, penalties, surcharges or fines relating thereto, due, payable, levied, imposed upon or claimed to be owed in any relevant jurisdiction;

“Transition of Services Agreement” has the meaning set forth in subclause 4.2.5;

“Representation and Warranties” means the representations and warranties of the Seller referred to in clause 3;

2. SALE AND PURCHASE OF THE SHARES

2.1	Undertakings of the Parties

Subject to the closing conditions set forth in clause 4.2, the Seller undertakes to sell the full title to the Shares to the Purchaser, and the Purchaser undertakes to purchase the full title to the Shares from the Seller against payment by the Purchaser to the Seller of the Price.

2.2	Price of the Shares

The Shares shall be transferred by the Seller to the Purchaser and purchased by the Purchaser from the Seller for the Price, corresponding to EUR 1 (one) for all the Shares.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller grants to the Purchaser the following Representations and Warranties at the Completion Date, subject to the Disclosures, as defined in clause 3.17:

3.1	The Seller

The Seller is a corporation duly incorporated and organized and validly existing under the laws of the State of Delaware.

The Seller has obtained all corporate authorizations and all other applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions from a third party required to empower it to enter into and to perform its obligations under the Agreement.

This Agreement will, when executed by all Parties, constitute a legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms.

The entering into this Agreement, and the performance of the obligations contemplated herein, by the Seller do not: (i) violate or conflict with any provision of the Seller’s certificate of incorporation or by-laws or the resolutions of the board of directors or stockholders of the Seller or (ii) violate or conflict with any law, regulation, order, injunction or judgment applicable to the Seller.

The Seller is not subject to any pending claim, proceeding or investigation which may delay or prevent the consummation of the transaction contemplated hereby.

The Seller has full title, and full power and authority to sell, transfer and deliver the Shares in accordance with this Agreement.

3.2	The Company

The Company is a corporation duly incorporated and organized and validly existing under the laws of France. It has all necessary corporate power and authority to own its property and assets and to carry on the Business.

As per the date of this Agreement, the copy of the Company’s by-laws and certificate of registration (“extrait k-bis”) attached hereto as Schedule 3.2 are up to date and accurate.

The Company has full and unrestricted ownership and possession of its business (“Fonds de Commerce”).

The Company holds all Authorisations necessary for carrying out its current activities at the date hereof.

No governmental, statutory, regulatory or other consents, licences, waivers or exemptions is required to be made by the Company prior to, or as a condition of, the execution and delivery of the Agreement.

This Agreement will, when executed, constitute a legal, valid and binding obligation of the Seller enforceable against it in accordance with its terms.

The entering into this Agreement, and the performance of the obligations contemplated herein, by the Seller do not: (i) violate or conflict with any provision of the Company’s certificate of incorporation or by-laws or the resolutions of the board of directors or stockholders of the Company or (ii) violate or conflict with any law, regulation, order, injunction or judgment applicable to the Company.

Save as set forth in Schedule 3.2, the Company is not unable to pay its accrued liabilities with its quick assets (cessation des paiements), is not subject to a judicial reorganisation or rescheduling of their indebtedness, a judicial liquidation or any measures or proceedings concerning the prevention of business bankruptcies and amicable settlements (“prévention et règlement amiable des difficultés des entreprises”) and has not made any filing in order to initiate such a proceeding.

3.3	Share Capital

All the shares comprising the share capital of the Company have been duly and properly issued and are fully paid up.

As at the date hereof, the Company’s issued share capital amounts is equal to EUR 15,000,000, divided into 7,500,000 ordinary shares of a nominal value of EUR 2 each, owned by the persons listed in Schedule 3.3. As at the date hereof and upon Completion, the issued and outstanding shares of the Company have been and shall be duly and validly issued, fully paid-up and non-assessable.

There are no shareholders’ agreements relating to the shareholding of the Company and, save as set forth in Schedule 3.3, the Shares are free of any Encumbrance, pledge, option, or other third party rights of any kind.

The Company has not issued securities entitling their holders to subscribe or acquire shares, warrants or other rights relating to the capital of the Company. With the exception of this Agreement and save as set forth in Schedule 3.3, no right of any nature has been granted to any third party enabling it to acquire, at any time, rights to the capital, voting rights or profits of the Company.

Further, no authorization voted by the general shareholders’ meeting of the Company to issue securities or other rights to subscribe for shares of the Company or options for the purchase or the issuance of shares of the Company or of securities convertible into, or exchangeable or exercisable for, any shares of the Company is in effect.

Upon transfer of the Shares at Completion Date, the Purchaser will have legal and equitable title to all the Shares, free and clear of all Encumbrances.

3.4	Financial Statements

The Annual Accounts which are set out in Schedule 3.4:

(i)	have been established in conformity with the Accounting Methods and Principles and certified and give a true and fair view (“image fidèle et sincère”) of the financial situation of the Company;

(ii)	have been closed by the board of directors and approved by the shareholders’ meeting.

3.5	Off balance sheet commitments

Save as set forth in Schedule 3.5, the Company is not bound by any off balance sheet commitments (“engagements hors bilan”).

3.6	Loans

Save as set forth in Schedule 3.6, the Company has granted no loan or advance whether to an individual person or a legal entity.

3.7	Borrowings and arrangements

All the loans, advances and subsidies granted to the Company (hereafter the “Borrowings”) are reflected in the Annual Accounts and in the Intermediary Accounts.

Schedule 3.7 contains a list of any financial contributions (“subventions”) granted by national or supranational authorities to the Company or to Avanex Companies in relation to the development of the Business.

3.8	Intellectual Property

3.8.1	Schedule 3.8.1 contains a list of active patents and patent applications that are owned by the Company as of the Completion Date (the “Owned Patents”). The Purchaser acknowledges that the Company might own other patents or patent applications which are not listed in Schedule 3.8.1.

3.8.2	Schedule 3.8.2 contains a list of license agreements to which the Company is a signatory and in which patents are licensed to the Company by a third party (the “Company Patent Licence Agreements”).

3.8.3	The Seller may grant licences and sublicenses to the Company to the extent and under the terms and conditions specified in the Intellectual Property License Agreement attached as Schedule 3.8.3 (the “IP License Agreement”).

3.8.4	The ownership of each Owned Patent listed in Schedule 3.8.1 is currently duly recorded with the relevant authorities in the jurisdiction in which such patent is recorded for the purposes of prosecuting, establishing ownership and maintaining the rights in such Owned Patent.

3.8.5	Except as set forth in Schedule 3.8.5, the Company owns each of the Owned Patents free and clear of any Encumbrance. Subject to any prior license or sublicense grants and subject to the license and other restrictions in the IP License Agreement, the Owned Patents are fully transferable, alienable or licensable, as the case may be, by the Company without restriction and without payment of any kind to any person.

3.8.6	The Company Patent Licence Agreements are in full force and effect. Neither the Company nor Avanex Companies are in breach of the Company Patent Licence Agreements.

3.8.7	To the Seller’s Knowledge, none of the Owned Patents listed in Schedule 3.8.1 is currently subject to any legal proceeding or outstanding legal decree, legal order, legal judgment restricting in any manner the use, transfer, or licensing thereof by Avanex Corp or the Company. To the Seller’s Knowledge no claim has been filed or is threatened against the Company or any of the Avanex Companies with respect to facts having occurred prior to the Completion Date in relation to Owned Patents listed in Schedule 3.8.1. To the Seller’s Knowledge, (i) there is no infringement or breach by any third party of the Owned Patents listed in Schedule 3.8.1 and (ii) the Intellectual Property used by the Company in connection with the Business does not infringe any Intellectual Property rights owned by any third party.

3.9	Tax and social obligations

The Company has filed all necessary tax and social returns, declarations and written notices required to be filed with the relevant social and tax authorities and has supplied all information to the relevant social and tax authorities as required by law within any requisite period. Any such returns and information and notices are correct and accurate in all material respects.

The Company has duly paid all amounts due to be paid by them under the relevant social and tax laws and regulations. No late penalty in respect of these tax or social declarations is due at the Completion Date.

The Company has properly and punctually submitted to the relevant tax authorities all claims and disclaimers assumed to be made for the purposes of computing any provision or reserve for tax included in the Accounts.

No claim, action, proceedings or investigations relating to taxes or social security are pending against the Company. The Company has received no written notification from the social and tax authorities that any of these authorities intends to commence any claim, investigation, proceeding or action.

The Seller shall fully indemnify and hold harmless the Purchaser and the Company against any adverse tax consequences of the transfer or relocation of some OAX assets completed prior to the signing hereof, within the limit of EUR 300,000 and without applying the limitations set forth in clause 3.17 and in subclauses 3.18.1(a), (b) and (c). It is specified for the avoidance of doubt that the remainder of section 3.18 shall remain applicable.

3.10	Employment

3.10.1	Schedule 3.10 includes the payroll of the Company for January 2007 with the list by name, job title, date of commencement of employment, date of birth, remuneration and other benefits of every of the Company’s employees (the “Employees”).

3.10.2	The employment agreements between the Company and its employees are in compliance in all material respects with the provisions of the applicable labour laws and the collective bargaining agreements applicable to the various categories of employee working in the Company.

3.10.3	To the Seller’s Knowledge, the Company has complied in all material respects with its obligations arising out of or in connection with the terms and conditions of employment of their respective employees and former employees and all relevant laws, collective agreements, judgments, decisions, orders and settlement agreements, made in respect in respect of any of them. Save as set for in Schedule 3.10.3, the Company is not liable for any payment to any of its former and current employees.

3.10.4	Subject to the collective bargaining agreements and otherwise provided for by the laws, none of the employment agreements of the Employees provides for golden parachutes.

3.11	No employee of the Company will be entitled to receive any payment or benefit directly as a consequence of this Agreement. If any, such payment or benefit shall be borne exclusively by the Seller (subject to the limitations set out in subclause 3.18 below). The Seller shall fully indemnify and hold harmless the Purchaser from any costs and expenses, losses, damages, proceedings, claims or demands pending or arising which the Purchaser or the Company may suffer through or arising from any material non-compliance by the Company with labour laws which took place prior to the Completion Date (subject to the limitations set out in subclause 3.18 below).

3.12	Litigation

Except as indicated in Schedule 3.12 and to the Seller’s Knowledge, there are no disputes, claims in written or actions initiated, pending or threatened between the Company on the one hand and its current or former employees, French social security institutions, French tax authorities or any third party or any authority on the other hand.

3.13	Product Liability

A list of all the products currently designed, developed, manufactured, assembled, imported, sold and/or licensed by the Company (the “Products”) is attached in Schedule 3.13.

To the Seller’s Knowledge, during the past 3 years, no claim, notice, demand, suit or proceedings of a civil, criminal or administrative nature has been filed by a customer or any other third party or authority before any court or government body against or involving a Product or any services related thereto (a “Product Claim”), resulting from an alleged defect in the Products or any services related thereto. To the Seller’ Knowledge, no Product Claim is threatened and no defect in the Products or the services related thereto could form the basis of any Product Claim.

3.14	Insurance

Schedule 3.14 attached hereto lists each insurance policy to which the Company is a party. All applicable premiums corresponding to the period prior to the Completion Date have been paid.

3.15	Assets

The Company has granted no guarantee, security, endorsement, mortgage, lien, pledge or other charge in favour of a third party with respect to its Assets.

Upon Completion, all Assets used by the Company in the operation of the Business as it is now carried on shall be (i) owned by the Company free from any third party rights or (ii) leased pursuant to a valid lease agreement.

Schedule 3.15 to the Agreement contains a complete list of all the leases for premises currently used or occupied by the Company (the “Leases”). The Leases are validly executed and enforceable. To the Seller’s Knowledge, the Company has in all material respects complied with the terms and conditions of all of the Leases.

3.16	Intermediary Period

3.16.1	Save as set forth in Schedule 3.16, the Company has been managed and shall be managed in the ordinary and normal course of business in such a way to ensure its continuity (“gérée en bon père de famille”) since 1 July 2006 until Completion Date. In particular, except as mentioned in clauses 4.2.1, 4.2.2 and 4.2.3(a), the Company has not:

–	purchased or disposed of Assets or created any Encumbrance, except in the ordinary course of business;

–	issued securities (“valeurs mobilières”) giving an access, directly or indirectly, to the Company’s share capital, decided or proceeded with any merger, spin-off, partial contribution of assets or transformation into another form of company;

–	modified the collective status of its employees or the employment agreement of any of the Company’s employees outside of the normal course of business and/or recruited an employee having an annual gross remuneration exceeding 100,000 (one hundred thousand) euros or that would comprise the undertaking to grant options, “bons de souscription d’actions” or “bons de créateurs d’entreprise”;

–	made changes in the Accounting Methods and Principles;

–	incurred, assumed or guaranteed any material indebtedness for borrowed money;

–	declared or distributed any dividend, interim dividend or other payment in favor of its shareholders; or accepted to modify the terms and conditions of a material contract related to the Business.

3.17	Disclosures

The Parties specifically agree and acknowledge that any disclosure in any of the Schedules to this Agreement (the « Disclosures ») is to be considered as a disclosure against, and shall provide an exception to or otherwise qualify, any and all Representations and Warranties made by the Seller in clause 3 of this Agreement, notwithstanding that no cross-reference thereto is made to that disclosure in other potentially relevant Schedules.

3.18	Indemnification

3.18.1	The Seller shall be liable for any damages, loss or liabilities in the meaning of “préjudice direct et certain” under the French case law effectively and directly suffered by the Company and caused by any breach of the Representations and Warranties, as modified by the Disclosures (“Damages”). Such liability shall be owed towards the Purchaser or, at the Purchaser’s election, towards the Company (each referred to as a “Beneficiary”). This liability shall be subject to the following limitations:

(a)	the Purchaser shall not be entitled to recover any Damages in respect of any breach or breaches unless the aggregate amount of Damages in respect of such breach or breaches exceeds EUR 500,000 (five hundred thousand) in which case the whole amount may be recovered by the Purchaser;

(b)	the maximum aggregate liability of the Seller in respect of all and any claims shall not exceed EUR 5,000,000 (five million);

(c)	Seller shall cease to have any liability under the Representations and Warranties on the second anniversary of the Completion Date,

except in respect of a claim of which the Purchaser gives written notice to the Seller in accordance with clause 3.18.6 prior to such second anniversary.

3.18.2	The Seller shall have no obligation to indemnify the Purchaser in case of a claim based upon a liability which is contingent or otherwise not capable of being quantified, unless and until such contingent liability shall become an actual liability or the liability is capable of being quantified.

3.18.3	The Purchaser shall make, and shall cause the Company to make, every reasonable effort and steps in order to mitigate or remedy, to the fullest extent possible, the effect or impact of any Damages which are the subject of a claim to the Seller and the Seller shall have no obligation to indemnify the Purchaser for that part of the Damages which would not have occurred or whose amount would be lower because of any act or omission of the Purchaser or, as from the Completion Date, of the Company. Any amount due to the Purchaser as a result of a claim for indemnification shall be determined after deducting or setting-off, as the case may be: (i) all positive monetary consequences of such event(s) giving rise to such claim, and (ii) any savings of Taxes or other government or administrative levies, in particular of corporation tax, with respect to such event(s) giving rise to such claim.

3.18.4	The Seller shall not be liable in respect of a claim if and to the extent that it relates to any liability or obligation on the part of the Company:

(a)	for which provision is made in the Annual Accounts;

(b)	which would not have arisen but for a change in legislation made after Completion (whether relating to Taxation, rates of Taxation or otherwise) or the withdrawal of any extra-statutory concession previously made by a tax authority (whether or not the change purports to be effective retrospectively in whole or in part); or

(c)	which would not have arisen but for a change after Completion in the accounting bases on which the Company values its assets.

3.18.5	In addition, it is specifically agreed that:

(a)

No amount shall be due to the Purchaser for Damages under this Agreement to the extent that the Purchaser is entitled to obtain such amounts in relation to the Damages by third parties, including but not limited to any insurance indemnity. The Purchaser agrees to take, or cause the Company to take, all action and to make, or cause the Company to make, all insurance claims and to diligently pursue, or cause the Company to pursue, recovery of indemnification from such third parties, including insurance proceeds in the event of third party or other claims covered by the Purchaser’s insurance. In the event that any amount of indemnity paid by the Seller is later recovered by the Purchaser from any third party, including any insurer, such amount shall promptly be reimbursed to the Seller. In case of failure by the Purchaser to, or to cause the Company to, take such action or to make such insurance claims and to diligently pursue recovery of such insurance proceeds in accordance with the provisions of this clause, the indemnification obligation of the Seller shall be definitely terminated by forfeiture (“déchéance”) to the extent of the amounts which could have been paid to the Purchaser;

(b)	Any Tax assessment which simply allocates revenue or expenses from one fiscal year to another, and any other Tax determination which does not result in a net loss or cost to the Company shall not give rise to indemnities, other than to the extent of a difference in the applicable Tax rates, penalties and interest charges related thereto. In addition, the Purchaser shall not be entitled to bring a claim for indemnification under this Agreement against the Seller for breach of the Representations and Warranties to the extent it arises as a result of any change in the time when the Tax charge should have been paid;

(c)	The Purchaser shall not be entitled to bring a claim for indemnification under this Agreement against the Seller if the event giving rise to the claim is reasonably disclosed in any Schedule to this Agreement;

(d)	The Purchaser shall not be entitled to bring a claim for indemnification under this Agreement against the Seller if the impact of the event giving rise to the claim has been finally and definitely settled or set-off without additional cost for the Purchaser by any third party and by any means whatsoever, provided that the Purchaser has actually received full payment therefor;

(e)	Any indemnification by the Seller shall be limited to the amount of the Damages, notwithstanding the fact that the facts, events or circumstances giving rise to indemnification may originate from an inaccuracy of several of any of the Warranties.

3.18.6	Indemnity Procedure

(a)	The Purchaser shall notify in writing (signed by an officer of Purchaser) the Seller as soon as reasonably practicable after the Purchaser becomes aware of any event likely to result in the implementation of the provisions of this clause 3.18 shall have occurred, and in any event within forty-five (45) days of the Purchaser’s obtaining knowledge thereof. The notification shall provide full details as to the nature of the matter giving rise to the claim, and specify the basis, acts or events and the relevant provisions of this Agreement on which the claim is based, stating that the Purchaser has paid or properly accrued or reasonably anticipates that it will have to pay or accrue Damages, and the amount of the Damages claimed, and shall be submitted together with such documents appropriate to evidence the existence of the Damages. Such notification shall take place before the expiration of the applicable survival period as provided for under clause 3.18.1c hereof. In case of failure by the Purchaser to notify a claim in accordance with the provisions of this Paragraph and in particular within the required time period specified herein, the Purchaser shall no longer be entitled to bring any claim for indemnification against the Seller in respect of such event and the indemnification obligation of the Seller shall be definitely terminated by forfeiture (“déchéance”) in respect of such claim.

(b)	Without prejudice to the foregoing, in the event of any tax, social or parafiscal re-assessment or any other litigation or claim from a third party,

which the Purchaser believes may result in Damages, the Purchaser shall notify in writing the Seller of such claim as soon as practicable to enable the Seller to inform the Purchaser of the Seller’s position prior to the time that a response by the Company is due, and the Seller shall be entitled, at its expense, to participate in any defense of such claim. The Seller shall have the right, at its own expense, to designate counsel to defend its interests in connection with any such claim. The Company and the Purchaser shall fully cooperate with such counsel who shall have the right to conduct and participate in all communication and procedures in defending against any such claim and shall have full access to all files, documents and information of any nature relating to or necessary to the defense against any such litigation or claim. Neither the Company nor the Purchaser (which undertakes to cause the Company to comply with the provisions hereof) (i) shall enter into any settlement with respect to any such claim, or (ii) pay any amount with respect to any such claim unless the Purchaser or the Company is under the obligation to immediately pay as a result of a final non-appealable adverse judgment rendered by a court in a trial of first instance (jugement définitif rendu en premier ressort) or arbitral tribunal against the Purchaser or the Company, without the prior written consent of the Seller (which consent shall not be unreasonably withheld). In case of failure by the Company or the Purchaser to obtain such consent, the indemnification obligation by the Seller shall be definitely terminated by forfeiture (“déchéance”) for any such settled or paid claim. It is expressly provided that in the event the Purchaser or the Company contemplates the execution of a settlement agreement with respect to a claim, the Purchaser shall notify its intent to settle (together will all appropriate documents in respect of this settlement, including the final version of the settlement agreement) to the Seller. Such settlement agreement shall be deemed accepted by the Seller unless the Seller shall have rejected it in writing within fifteen (15) days of the notification of the settlement.

(c)	Any claim notified by the Purchaser in accordance with clause 3.18.6 shall be deemed rejected by the Seller unless the Seller shall have accepted such claim in a written statement within sixty (60) days of the notification of such claim to the Seller. The Seller shall have the right to appoint an independent accountant to have reasonable access to all documents from the books and records of the Company relating to the claim.

(d)	The indemnification which might be due pursuant to this clause 3.18 shall be paid by the Seller to the Purchaser or the Company, as the Purchaser may request, within one (1) month from the earliest of: (i) the date when the Purchaser and the Seller shall have agreed on its amount or (ii) the date of the final non-appealable adverse judgment of the court referred to in clause 12.1.

4. COMPLETION

4.1	Place and Date of Completion

Completion shall take place at the offices of Watson Farley & Williams LLP, Paris located at 150 avenue des Champs Elysées, 75008 Paris at a time and date to be specified by the Parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in this clause 4 (other than those that by their terms are to be satisfied or waived at the Completion), and shall be no later than 7 May 2007 (the “Completion Date”).

4.2	Obligations of the Parties prior to the Completion Date

On or prior to the Completion Date, the Parties agree that:

4.2.1	The Company shall (i) contribute to the Seller or to any dedicated entity created by the Seller any assets, Intellectual Property except for patents and patents applications, which shall be licensed to the Seller as provided in the IP Licence Agreement, debts, liabilities, covenants and agreements relating to the Other Businesses and (ii) transfer the shares of such entity and of Photline Technologies to the Seller. The Seller declares and the Purchaser acknowledges that, subject to applicable laws and regulations, part of the cumulated fiscal deficit could be transferred with the Other Businesses provided that at least 70% of the cumulated fiscal deficit as set out in the Annual Accounts shall remain with the Company. The Seller undertakes that at least 20 employees shall be transferred in connection with the transfer of the Other Businesses. Should the Seller fail to comply with such undertaking, it shall pay to the Company on Completion Date a lump sum of EUR 150,000 (hundred fifty thousand euros) per employee not transferred. The limitations set forth in subclauses 3.17 and 3.18.1(a), (b) and (c) shall not apply to this indemnification obligation. However, it is specified for the avoidance of doubt that that the remainder of section 3.18 shall remain applicable.

4.2.2	The Seller shall :

(a)	assign to the Company any Assets related to the FBG terrestrial business listed in Schedule 4.2.2(a) that is in the ownership of the Seller for free;

(b)	upon the Company’s request, the Seller shall provide its support to assist the Company in re-adjusting, together with Fabrinet and the Purchaser, the location of the manufacturing area and related equipment at Fabrinet’s premises;

(c)	assign to the Company the inventories related to the Business for free; in order to implement this provision, Seller and Purchaser shall at Seller’s costs identify the inventories 15 days prior to Completion Date and shall transfer the inventories based on such assessment on or prior to Completion Date;

(d)	be entitled to collect and recover, on behalf of the Company, the account receivables and any related accounts of the Company as listed in Schedule 4.2.2(d).

4.2.3	In view of the financing of part of the restructuring to be implemented by the Purchaser to the benefit of the Company and in settlement of all the inter company accounts payables / receivables as existing at the Completion Date between the Company and Avanex Companies:

(a)	The balance of all the intercompany debts less all the intercompany receivables of the Company vis-à-vis the Seller and other Avanex Companies as recorded in the Intermediary Accounts shall be incorporated in the share capital of the Company;

(b)

The Company shall forgive, to the benefit of the Seller, all the account receivables and any related accounts listed in Schedule 4.2.2 (d). As a result, the Parties agree that the Company shall cancel the total amount of such account receivables in its accounts upon Completion. If, following the Completion Date, any amounts due to the Company according to any of the account receivables listed in Schedule 4.2.2 (d) are paid directly to the Company, the Seller shall cause the Company to refund said amount forthwith to the Purchaser.

(c)	In addition, the Seller shall pay to the Company any necessary amount in cash to ensure that the Cash Position of the Company upon Completion shall be at least EUR 6,407,133 (the “Target Cash Position”). It is agreed that the Target Cash Position does not include the Restructuring Costs set forth in paragraph (d). The Seller or the Purchaser shall pay to the Company or to the Seller, as the case may be, the shortfall or the excess of the Cash Position, as finally determined in accordance with clause 7 as compared to the Target Cash Position. The adjustment mechanism is provided for in clause 7 below.

(d)	The Seller undertakes to pay to the Company, a lump sum of EUR 7.000.000 to cover the potential restructuring that might be implemented by the Company after Completion (the “Restructuring Costs”).

4.2.4	Save as otherwise provided in this Agreement, Seller shall procure that all relations (including all obligations, rights, claims, liabilities, and rights of action of any kind) between the Company and Avanex Companies respectively shall be deemed terminated, whether contractual or otherwise, and no liabilities shall arise as a result of such terminations, and the Parties shall waive all claims, actions and rights of action connected to such relations, subject to subclause 4.2.5 below.

4.2.5	Upon Completion Date, the Company or the relevant Avanex Companies and the Seller shall enter into the following agreements:

(a)	A distribution agreement between the Seller and the Company in the form attached in Schedule 4.2.5(a) (the “Global Distributor Agreement”).

(b)	A supply agreement with respect to terrestrial products between the Seller and the Company in the form attached in Schedule 4.2.5(b) (the “Global Purchase Agreement”).

(c)	The IP Licence Agreement between the Seller and the Company referred to in Section 3.8.3.

(d)	A services agreement between the Seller and the Company in the form attached in Schedule 4.2.5(d) (the “Transition of Services Agreement”).

(e)	A services agreement between the Company and the Seller and/or the entity operating the Other Businesses after Completion in the form attached in Schedule 4.2.5(e) (the “OIF Services Agreement”).

The Seller and the Purchaser shall enter into a shareholders agreement in the form attached in Schedule 4.2.5(f) (the “Shareholders’ Agreement”).

4.3	Other Obligations of the Parties at the Completion Date

In addition to other obligations hereunder, and any other document to be executed and exchanged pursuant to this Agreement, at the Completion Date:

4.3.1	The Seller shall:

(a)	deliver to the Purchaser the share transfer forms in respect of the Shares, duly completed and executed by the Seller in favour of the Purchaser;

(b)	deliver to the Purchaser the appropriate tax forms Cerfa 2759 in respect of the transfer of the Shares for the purpose of filing before the French tax authorities;

(c)	deliver to the Purchaser the shareholders’ register of the Company, showing that prior to Completion Date, all Shares subject to a loan have been returned to Avanex Corporation;

(d)	deliver to the Purchaser (i) the minutes of the shareholders’ meeting of the Company to be held on Completion Date acknowledging the resignation of Mr Antony Riley, Mr Guy Mesquida and Mr Giovanni Barbarossa as directors and appointing new directors as shall be requested by the Purchaser and (ii) the letters of resignation of the above mentioned persons including a statement that the Company does not owe any sum to them;

(e)	ensure that a meeting of the board of directors of the Company is convened on Completion Date following the shareholder’s meeting of the Company in order to appoint the new chairman and CEO.

(f)	deliver to the Purchaser a certified copy of the minutes of the meeting of the Works Council (“Comité d’entreprise”) of the Company giving its view in respect of the transfer of the Shares;

(g)	deliver the copy of the minutes of the board meetings and shareholders’ meetings of the Company which are required to approve the execution or the performance or the completion of any transactions and agreements referred to in clause 4.2 above;

(h)	execute, cause the Company to execute and deliver to the Purchaser the IP Licence Agreement, the Global Distributor Agreement, the Global Purchase Agreement, the Transition of Services Agreement, the OIF Services Agreement and the Shareholders’ Agreement;

(i)	deliver to the Purchaser the audited Intermediary Accounts and the report of the statutory auditor confirming that the capital increase has been completed as provided for in Section 4.2.3(a).

(j)	pay to the Company the amounts payable upon Completion referred to in subclause 4.2.3 and clause 6;

(k)	deliver to the Purchaser an amendment to the Settlement Agreement and Mutual Release between the Seller and Alcatel dated 17 January 2005 according to which Alcatel shall agree on the continuation to the benefit of the Company of Article 1 of such Settlement Agreement and Mutual Release and any sums owed by Alcatel to the Company according to article 1 of such Settlement Agreement and Mutual Release;

(l)	deliver to the Purchaser, with respect to the 16 employees to be transferred as a consequence of the implementation of the transfer of the Other Businesses and listed in Schedule 4.3.1(l), an amendment to the employment agreement, entered into between the transferred employee, the Company and the entity receiving the Other Businesses, pursuant to which each transferred employee acknowledges that he/she is transferred to the entity receiving the Other Businesses pursuant to article L.122-12 of the French Labour Code. Should the Seller fail to obtain such amendment for the 16 employees, the Seller shall indemnify and hold harmless the Purchaser from any costs and expenses that the Company may suffer through or arising from the challenging by such employee(s) of his (their) transfer. This indemnification obligation shall be limited to EUR 1,920,000 (one million and nine hundred twenty thousand euros). This specific cap shall be reduced on a pro rata basis (i.e. EUR 120,000 (hundred twenty thousand euros) per employee) if some of the transferred employees execute the above amendment prior to Completion Date. The limitations set forth in subclauses 3.17 and 3.18.1(a), (b) and (c) shall not apply to this indemnification obligation. However, it is specified for the avoidance of doubt that that the remainder of section 3.18 shall remain applicable;

(m)	deliver to the Purchaser evidence that the pledge on the Shares referred to in Schedule 3.3 and the pledge on the Owned Patents referred to in Schedule 3.8.5 have been released;

(n)	deliver to the Purchaser either (i) evidence that the pledge on the patents subject to the Intellectual Property License Agreement referred to in Schedule 3.8.5 has been released (e. g. by repayment of the convertible notes by the Seller or conversion of the convertibles notes into share capital) or (ii) a confirmation by the Noteholder that the IP License Agreement shall continue in effect in accordance with its terms in the event of the enforcement of the rights and remedies of the Collateral Agent under the Security Agreement between Avanex Corp and such Collateral Agent against any patents subject to the IP License Agreement or (iii) a legal opinion of Wilson Sonsini Goodrich & Rosati or an equivalent US law firm confirming that the IP License Agreement shall continue in effect in accordance with its terms in the event of the enforcement of the rights and remedies of the Collateral Agent under the Security Agreement between Avanex Corp and such Collateral Agent against any patents subject to the IP License Agreement or (iv) any other document or arrangement equivalent to (i), (ii) or (iii) which is acceptable to the Purchaser, at its sole discretion.

4.3.2	The Purchaser shall pay the sum of EUR 1 to the Seller in consideration for the acquisition of the Shares and execute and deliver the Shareholders’ Agreement.

4.3.3	None of the Parties shall be obliged to complete the sale and purchase of the Shares unless all the provisions set out in this subclause 4.3 are done on or prior to Completion Date (or, when applicable, waived prior to Completion Date by the Party for the benefit of whom they have been provided), but this sub-clause shall not prejudice any rights or remedies available to any Party in respect of any default on the part of any other Party.

4.3.4	The Purchaser and the Company may make appropriate and truthful references to Avanex Corp and use the Trademark AVANEX in connection therewith subject to Avanex Corp’s published trademark guidelines and provided this Section 4.3.4 does not grant any licence to manufacture or sell goods and services under the Trademark AVANEX. By way of example, the Company can indicate that the Company was formerly known as Avanex France, but they cannot use the Trademark AVANEX on or in connection with any products.

4.4	Transfer in Ownership

The transfer in ownership of the Shares shall take place at, and take effect from, the Completion Date.

4.5	Reasonable Best Efforts

Subject to the terms and subject to the conditions set forth herein, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

5. OBLIGATIONS AFTER THE COMPLETION DATE

5.1	Commercial undertakings

Seller shall make its best efforts:

(i)	to assist the Purchaser and the Company in carrying out their actions to prevent, where necessary, the termination of the main supplier and customer contracts of the Company listed in Schedule 5.1(i), during a one year period as from Completion;

(ii)	to assist the Purchaser and the Company, during a one year period as from Completion, in securing the agreements of the Company, or entered into by Avanex Companies on behalf of the Company or related to the operation of the Business, with third parties for contracts containing a change of control provision identified by the Purchaser and listed in Schedule 5.1(ii).

5.2	Cash Statement

The Seller shall deliver, within 7 business days from the Completion Date, the draft Cash Statement.

5.3	Non Solicitation

The Seller undertakes that, except with the prior written consent of the Company, it will not, for a period of 24 months from the Completion Date, either directly or indirectly, solicit or entice away or endeavour to entice away from the Company, employ, or offer to employ or offer to conclude any contract for services with, any director or employee of the Company as at the Completion Date.

Reciprocally, the Purchaser undertakes that it will not and shall cause that the Company will not, except with the prior written consent of the Seller, for a period of 24 months from the Completion Date, either directly or indirectly, solicit or entice away or endeavour to entice away from any Avanex Companies, employ, or offer to employ or offer to conclude any contract for services with, any director or employee of any Avanex Companies as at the Completion Date.

As a limited exception, these provisions shall not apply in the event of the termination of the employment contract by the employer or in the event of termination of the director’s mandate by the competent body of the relevant company, to the extent such employee or director is not subject to, or has been released from, all applicable non-compete provisions.

5.4	Audit right

The Purchaser shall allow the Seller to verify, by means of review by an independent external auditor at Seller’s cost, during a period of one (1) year from Completion Date, that the amount of EUR 7.000.000 referred to in Section 4.2.3(d) is recorded in the balance sheet of the Company in order to cover the Restructuring Costs.

5.5	Compliance with Alcatel Agreement

The Purchaser shall cause the Company to agree in writing upon Completion Date to comply with, and to render all reasonable and necessary assistance for the Seller to comply with, all provisions of the Agreement between Alcatel and the Seller effective November 10, 2005 that have been disclosed to the Purchaser, to the extent such provisions relate to the Owned Patents.

5.6	Financing Obligation

The Purchaser shall cause the Company to draw a minimum of EUR 5,000,000 (five million euros) from the Financing within a one-year period from Completion Date or to replace it by an equity (or quasi equity) financing of the same amount, which evidence will be provided to the Seller at its request.

6. IMPLEMENTATION OF PAST RESTRUCTURING PLANS

The Company is and shall be, from time to time, required to pay certain amounts as the result of the implementation of the 2003, 2004 and 2005 restructuring plans (the “Past Restructuring Costs”). The Parties have taken into account the remaining Past Restructuring Costs upon Completion to determine the Target Cash Position. Consequently, this amount will be final and binding between the Parties with respect to the Past Restructuring Costs which will be due after Completion and the Purchaser shall not, and shall cause that the Company shall not, claim any amount with respect to any part of the Past Restructuring Costs to be paid after Completion (including in accordance with the indemnification procedure set forth in clause 3.18 of this Agreement) to the Seller.

7. CASH POSITION ADJUSTMENT

The Purchaser shall have thirty (30) days, from the delivery of the draft Cash Statement to review it and notify the Seller in writing whether or not it agrees with the same and the following provisions shall apply:

7.1	if, within such period, the Purchaser notifies the Seller that it does not agree with the draft Cash Statement, the Purchaser shall send a notice of objection to the Seller, no later than on the last day of the 30 days-period mentioned in above. The notice shall mention the corrections to be made to the draft Cash Statement and shall state the reasons.

7.2	In the event a notice of objection is sent to the Seller, the Purchaser and the Seller shall use their respective reasonable endeavours in good faith to resolve the issues notified by the Purchaser in clause 7.1 (the “Disputed Matters”);

7.3	if the Seller and the Purchaser are unable to resolve the dispute between them as to the Disputed Matters within 60 days following notification by the Purchaser in accordance with clause 7.1 then either the Seller or the Purchaser may refer the matter to an independent chartered accountant to be appointed pursuant to clause 7.5 (the “Independent Accountant”) who shall be instructed to make a determination as to the Disputed Matters (and as to such matters only);

7.4	the Purchaser and the Seller shall provide, or shall procure the provision of, such assistance to each other and (if relevant) the Independent Accountant as may be reasonably required to enable the Cash Statement and the calculation thereof to be prepared, finalised and determined and will afford to each other and to the Independent Accountant (if relevant) all facilities and access to the Purchaser’s and the Seller’ respective premises, papers, books, accounts, records and returns as may reasonably be required for the purposes set out in this clause 7;

7.5	for the purposes of this clause 7, the Independent Accountant shall be the firm Ricol, Lasteyrie & Associés. If Ricol Lasteyrie & Associés does not want or is not able to be the Independent Accountant, the Independent Accountant shall be appointed by agreement of the Parties and, failing this, at the request of the most diligent Party, by the President for the time being of the relevant French Trade court “Tribunal de Commerce de Paris” using the summary proceeding (référé);

7.6	the Independent Accountant shall be deemed to act as an expert in accordance with article 1592 of the French Civil Code in carrying out the duties referred to in this clause 7 and his determination in respect of the Cash Statement shall be given on such basis and (in the absence of fraud or manifest error) shall be final and binding on the parties to this Agreement. In the course of his assignment, the Independent Accountant shall apply the US GAAP and the principles set forth in Exhibit 2 and shall issue a decision only with respect to the Disputed Matters;

7.7	the costs of the Independent Accountant shall be borne by the Seller, on the first hand, and the Purchaser, on the other hand, equally or as the Independent Accountant may otherwise direct based on the merits of any objections to the Disputed Matters;

7.8	the Cash Statement shall be deemed to have been finalised and be deemed to have been determined on the earlier of:

7.8.1	the agreement by the Seller and the Purchaser of the same;

7.8.2	the period of 30 days referred to in Clause 7.1 having expired without the Purchaser having notified the Seller in writing whether or not it agrees with the same; or

7.8.3	the finalisation and determination of the same by the Independent Accountant as provided above.

7.9	The final Cash Position shall be the amount set out in the Cash Statement agreed or determined as aforesaid.

7.10	Further to the determination of the final Cash Position, the Parties agree to:

7.10.1	If the final Cash Position is an amount less than the Target Cash Position, the shortfall shall become a debt due and payable to the Company by the Seller within 10 business days of the date of agreement or determination of the Cash Statement.

7.10.2	If the Cash Position is in excess of the Target Cash Position, then the excess shall become a debt due and payable to the Seller by the Company within 10 business days of the date of agreement or determination of the Cash Statement.

8. EXPENSES

The costs, taxes, both direct and indirect, and other duties arising under this Agreement or relating to the fulfilment of the obligations hereunder shall be due as follows:

8.1	Each of the Parties shall pay the fees and expenses of its own consultants and professional advisors.

8.2	The Purchaser shall be liable for the registrations, costs, taxes and duties arising out of the transfer of the Shares from the Seller to the Purchaser, with the French tax authorities and the relevant Registry of Commerce.

8.3	The Parties agree to act in such a way as to minimise the tax implications to the Parties.

9. CONFIDENTIALITY

9.1	The Parties shall keep, and shall cause their officers, directors, employees and consultants to keep, secret and confidential this Agreement, and all transactions contemplated herein, provided that no Party shall be in breach of this undertaking by virtue of any disclosure required by law, made pursuant to an arbitration proceedings hereunder, or if necessary to enforce performance of this Agreement.

9.2	If a disclosure is required under any law enacted or rule issued by a government or other regulatory or stock exchange authority having jurisdiction on the Seller or the Purchaser or their respective affiliates, a Party required to disclose any confidential information shall promptly notify the other Parties, where practicable and lawful to do so, before disclosure occurs and co-operate with the other Parties regarding the timing and content of such disclosure or any action which the other Party may reasonably elect to take to challenge the validity of such requirement. The Parties acknowledge that the Seller is required to file a current report on Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) within four (4) business days of the execution of this Agreement disclosing the existence of this Agreement and the transactions contemplated hereby and that the Agreement shall be filed with the SEC in connection with such Form 8-K.

9.3	Subject to provisions of subclause 9.2 above, no publicity, release or announcement concerning the execution or performance of this Agreement, any of the provisions contained herein or the transactions contemplated hereby will be disclosed without the advance written consent and approval of the Seller and the Purchaser, which consent and approval shall not be unreasonably withheld or delayed.

10. REPRESENTATIONS OF THE PURCHASER

10.1	The Purchaser represents that

10.1.1	This Agreement will, when executed by all Parties, constitute a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

10.1.2	The entering into this Agreement, and the performance of the obligations contemplated herein, by the Purchaser do not: (i) violate or conflict with any provision of the Purchaser’s certificate of incorporation or by-laws or the resolutions of the board of directors or stockholders of the Purchaser or (ii) violate or conflict with any law, regulation, order, injunction or judgment applicable to the Purchaser.

10.1.3	Global Research Company represents that it is a company properly constituted and operating in France and is not in liquidation, insolvent or subject to any insolvency procedure under French law.

10.1.4	The Purchaser has obtained all corporate authorizations and all other applicable governmental, statutory, regulatory or other consents, licences, waivers or exemptions from a third party required to empower it to enter into and to perform its obligations under the Agreement.

10.1.5	The Purchaser is not subject to any pending claim, proceeding or investigation which may delay or prevent the consummation of the transaction contemplated hereby.

10.1.6	The Purchaser has full power and authority to purchase the Shares in accordance with this Agreement.

10.2	The Purchaser shall be liable for any damages, loss or liabilities in the meaning of “préjudice direct et certain” under the French case law effectively and directly suffered by the Seller and caused by any breach of its representations and warranties.

11. MISCELLANEOUS

11.1	Amendments and transfers

11.1.1	Any amendment, variation or waiver of any of the terms of this Agreement shall not be valid and binding unless resulting from a written document from the Party against whose interest it lies.

11.1.2	Neither Party nor the Company shall be permitted to transfer or assign this Agreement or any rights or obligations herein (by operation of law or otherwise) without the prior written consent of the other Party, which may be withheld at the sole discretion of the other Party, and any such attempted assignment shall be void; provided, however, that either Party may assign this Agreement in its entirety and all of its associated rights and obligations without such consent (except that Purchaser, Avanex France and any of its successors and assigns may not in any event assign this Agreement or any or all of its rights or obligations hereunder to an Avanex Corp Competitor without the prior written consent of Avanex Corp) to (i) an entity that purchases a controlling interest in the Party or any of its Subsidiaries in connection with a change of Control of the Party or any of its Subsidiaries, (ii) an entity having merged with the Party or any of its Subsidiaries in connection with a merger of the Party or any of its Subsidiaries, (iii) a purchaser or transferee of all or substantially all of the business of the Party or its Subsidiary to which this Agreement relates, provided the assigning Party remains primarily liable for all such obligations and the assignee agrees in writing to comply with all of such obligations. Without limiting the forgoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

11.1.3	All terms defined in this Agreement shall have the same meaning regardless of whether they are used in the singular or plural.

11.1.4	When using the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof), the Parties intend to refer to the French law concept of “obligation de résultat”.

11.1.5	When using the expressions “shall use its best efforts” (or any similar expression such as “reasonable” or any derivation thereof) in this Agreement, the Parties intend to refer to the French law concept of “obligation de moyens”.

11.2	Notices

Any notice required or permitted under the terms of this Agreement shall be made in writing and shall be effectively and validly made upon receipt, where made by registered letter (including by hand), or by telegram, or by fax at the moment in which a confirmation of complete successful transmission is recorded.

Communications to the Seller shall be made to:

Avanex Corporation
Attn: Jo Major
40919 Encyclopedia Circle
CA 94538 Fremont, USA
Fax: + 00 1 510 897 4345 with a copy to:
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: David J. Segre
Telecopy No.: (650) 493-6811 and
Kahn & Associés
Avocats à la Cour — Law Offices
51 rue Dumont d’Urville -
75116 Paris FRANCE
Attention: Olivia Lê Horovitz

Fax: +33 1 45 01 45 00

Communications to the Purchaser shall be made to:

Global Research Company
66 avenue de New York
75116 Paris FRANCE
Attention: Alexandre Krivine
Fax: + 33 1 55 74 05 83
and
Mr. Didier Sauvage
35 rue Fernand Carrière
91700 Sainte-Geneviève des Bois FRANCE

with a copy to

Watson Farley & Williams LLP
150 avenue des Champs Elysées
75008 Paris FRANCE
Attention: Bertrand Dumon
Fax: + 33 1 56 88 21 20

or at such other address as shall be notified by such Party to the other after the date of this Agreement in accordance with its provisions. In addition to the above addresses, or such other address as may be notified in future, the Parties shall use their domiciles as their addresses for the purposes of this Agreement, including for the purposes of notices.

11.3	No waiver

The tolerance by either Party of behaviour of the other Party that is in breach of the terms herein shall not constitute a waiver of the other Party’s rights under the terms breached, or of the other Party’s right to require specific performance of all the terms and conditions of this Agreement.

12. JURISDICTION AND GOVERNING LAW

12.1	Jurisdiction

Any dispute, controversy or claim arising out of or in connection with this Agreement or the breach, termination or validity thereof shall be subject to the exclusive jurisdiction of the Commercial Court of Paris.

12.2	Governing law

This Agreement shall be governed by French law.

12.3	Language

The language of this Agreement and the transactions envisaged by it is English and all notices, demands, requests, statements, certificates or other documents or communications shall be in English unless otherwise agreed and save for certain Schedules, which are in French.

The Parties to this Agreement expressly declare that it is their express intention that this Agreement be drawn up in the English language. The Parties acknowledge that they fully understand and accept any and all provisions of this Agreement, and have been assisted in the negotiation of this Agreement by a French lawyer with working abilities in both the English and the French Language. The Purchaser hereby expressly waives any rights it may have to terminate this Agreement or have it declared void because it is not drafted in the French language.

“Les Parties au présent Contrat déclarent que leur volonté expresse est que ce Contrat soit rédigé en langue anglaise. Les Parties reconnaissent avoir totalement compris et accepté chacune des dispositions du présent Contrat, et avoir été assistées dans la négociation du présent Contrat par un avocat français ayant une bonne connaissance des langues anglaise et française. L’Acquéreur renonce expressément et de façon irrévocable à tout droit qu’il pourrait avoir, le cas échéant, de résilier le présent Contrat ou de le faire déclarer nul ou d’en demander la résolution parce que le présent Contrat n’aurait pas été rédigé en langue française.”

Executed on 28 February 2007 at Paris, in 3 original versions

/s/ Jo Major	/s/ Alexandre Krivine
AVANEX CORPORATION	GLOBAL RESEARCH COMPANY

By : Jo Major	By : Alexandre Krivine

/s/ Didier Sauvage
Mr. Didier Sauvage